UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-38235

NaaS Technology Inc.

(Translation of registrant’s name into English)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K, including the exhibit hereto, is incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-273515) and shall be a part thereof from the date on which this current report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The following unaudited consolidated statements of profit or loss and other comprehensive loss for the three months ended March 31, 2023 and 2024 and unaudited consolidated statements of financial position of NaaS Technology Inc. as of March 31, 2024 have been prepared and presented in accordance with the International Financial Reporting Standards.

The following table presents our unaudited consolidated statements of profit or loss and other comprehensive loss for the periods indicated:

	For the Three Months Ended
	March 31, 2023	March 31, 2024
(In thousands, except for share and per share and per ADS data)	RMB	RMB	US$
Revenues
Charging services revenues	24,061	47,836	6,625
Energy solutions revenues	10,872	47,209	6,538
New initiatives revenues	1,228	1,192	165
Total revenues	36,161	96,237	13,328

Cost of revenues	(30,047)	(71,889)	(9,957)
Gross profit	6,114	24,348	3,371

Operating expenses
Selling and marketing expenses	(66,389)	(71,201)	(9,861)
Administrative expenses	(45,497)	(123,005)	(17,036)
Research and development expenses	(7,832)	(21,523)	(2,981)
Total operating expenses	(119,718)	(215,729)	(29,878)

Other (losses)/gains, net	493	4,786	663

Operating loss	(113,111)	(186,595)	(25,844)
Fair value changes of convertible instruments	—	(7,790)	(1,079)
Fair value changes of financial instruments at fair value through profit or loss	13,571	(12,928)	(1,791)
Finance costs	(7,060)	(17,732)	(2,456)
Loss before income tax	(106,600)	(225,045)	(31,170)
Income tax expenses	(3,055)	(2,687)	(372)
Net loss	(109,655)	(227,732)	(31,542)
Net loss attributable to:
Equity holders of the company	(109,655)	(227,399)	(31,496)
Non-controlling interests	—	(333)	(46)
	(109,655)	(227,732)	(31,542)
Basic and diluted loss per share for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per share)
Basic	(0.05)	(0.09)	(0.01)
Diluted	(0.05)	(0.09)	(0.01)
Basic and diluted loss per ADS for loss attributable to the ordinary shareholders of the Company (Expressed in RMB per ADS)
Basic	(0.50)	(0.91)	(0.13)
Diluted	(0.50)	(0.91)	(0.13)
Weighted average number of ordinary shares outstanding-basic	2,196,978,125	2,508,694,151	2,508,694,151
Weighted average number of ordinary shares outstanding-diluted	2,196,978,125	2,508,694,151	2,508,694,151
Net loss	(109,655)	(227,732)	(31,542)
Other comprehensive loss that will not be reclassified to profit or loss in subsequent period:
Fair value changes on equity investment designated at fair value through other comprehensive loss, net of tax	(23,353)	(40,676)	(5,634)
Currency translation differences	(1,240)	552	76
Other comprehensive loss, net of tax	(24,593)	(40,124)	(5,558)
Total comprehensive loss	(134,248)	(267,856)	(37,100)
Total comprehensive loss attributable to:
Equity holders of the company	(134,248)	(267,523)	(37,054)
Non-controlling interests	—	(333)	(46)
	(134,248)	(267,856)	(37,100)

The following table presents our unaudited consolidated statements of financial position:

	As of
	December 31, 2023	March 31, 2024
(In thousands)	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	436,242	297,071	41,144
Trade receivables	73,144	69,288	9,596
Contract assets	77,684	72,938	10,102
Financial assets at fair value through profit or loss	70,164	57,515	7,966
Inventories	22,458	22,343	3,094
Prepayments, other receivables and other assets	436,377	471,674	65,326
Other financial assets	27,898	26,961	3,734
Total current assets	1,143,967	1,017,790	140,962
Non-current assets
Right-of-use assets	14,026	12,253	1,697
Financial assets at fair value through profit or loss	34,788	34,818	4,822
Financial assets at fair value through other comprehensive income	104,970	64,294	8,905
Other financial assets	100,718	102,066	14,136
Investments accounted for using equity method	267	267	37
Property, plant and equipment	4,378	3,948	547
Intangible assets	13,320	12,626	1,749
Goodwill	40,085	40,100	5,554
Other non-current assets	8,580	7,042	975
Total non-current assets	321,132	277,414	38,422
Total assets	1,465,099	1,295,204	179,384
LIABILITIES AND EQUITY
Current liabilities
Interest-bearing bank borrowings	72,953	229,545	31,792
Current lease liabilities	7,154	7,567	1,048
Trade payables	152,066	147,995	20,497
Income tax payables	19,170	21,942	3,039
Convertible bonds	272,684	251,070	34,773
Other payables and accruals	293,003	227,136	31,459
Total current liabilities	817,030	885,255	122,608
Non-current liabilities
Non-current lease liabilities	6,936	5,057	700
Interest-bearing bank borrowings	681,821	563,821	78,088
Deferred tax liabilities	2,917	2,833	392
Total non-current liabilities	691,674	571,711	79,180
Total liabilities	1,508,704	1,456,966	201,788
EQUITY
Share capital	165,183	173,932	24,089
Subscription receivable	(4,696)	(4,696)	(650)
Warrant outstanding	—	29,587	4,098
Additional paid in capital	7,196,341	7,307,704	1,012,105
Other reserves	(65,699)	(105,823)	(14,656)
Accumulated losses	(7,338,168)	(7,565,567)	(1,047,819)
Non-controlling interests	3,434	3,101	429
Total equity	(43,605)	(161,762)	(22,404)
Total equity and liabilities	1,465,099	1,295,204	179,384

Three Months Ended March 31, 2024 Compared to Three Months Ended March 31, 2023

Revenues

Total revenues reached RMB96.2 million (US$13.3 million) for the first quarter of 2024, representing an increase of 166% year over year. The increase was mainly attributable to strong execution in the ramping up of charging services and stable delivery in our energy solution projects throughout the first quarter of 2024.

Charging services revenues contributed RMB47.8 million (US$6.6 million) for the first quarter of 2024, with a growth rate of 99% year over year. The increase was primarily attributable to a reduced proportion of platform-based incentives relative to the commission fees we generated through our charging services. We offered platform-based incentives to end-users to boost the use of our network, and charging services revenues are recorded net of end-user incentives. Costs associated with end-user incentives and recorded as reductions to total revenues totaled RMB91.3 million (US$12.6 million) and RMB69.7 million for the first quarter of 2024 and 2023, respectively.

Energy solutions revenues for the first quarter of 2024 increased by 334% year over year to RMB47.2 million (US$6.5 million). The increase was primarily driven by revenues from the delivery of on-going energy solution projects, especially photovoltaic projects and engineering procurement construction projects, that provide renewable energy generation, energy management and energy storage solutions.

New initiatives revenues remained relatively stable at RMB1.2 million (US$0.2 million) for the first quarter of 2024 as compared with the same period in 2023 as we continued to launch new initiatives to expand our market offerings.

Cost of revenues, gross profit and gross margin

Total cost of revenues increased 139% to RMB71.9 million (US$10.0 million) for the first quarter of 2024 from RMB30.0 million for the first quarter of 2023. The change was largely in line with revenue growth.

Total gross profit grew 4.0 times year over year from RMB6.1 million for the first quarter of 2023 to RMB24.3 million (US$3.4 million) for the first quarter of 2024, benefiting from solid revenue growth and a year-over-year improvement in gross margin from 16.9% to 25.3%. Gross margin improvement was mainly attributable to an increased number of profitable orders in charging services and as a result of our growing know-how and capabilities in delivering and executing energy solution projects of different scales.

Operating expenses

Total operating expenses increased from RMB119.7 million for the first quarter of 2023 to RMB215.7 million (US$29.9 million) for the first quarter of 2024. Operating expenses as a percentage of revenues decreased year over year from 331% to 224%, mainly due to the increase in total revenues and optimization of operation.

Selling and marketing expenses increased 7.2% from RMB66.4 million for the first quarter of 2023 to RMB71.2 million (US$9.9 million) for the first quarter of 2024. The increase was mainly attributable to an increase in the sales and marketing expenses for our energy solutions business, partially offset by a reduction in excess incentives to end-users in connection with our mobility connectivity services. Costs associated with excess incentives to end-users included in selling and marketing expenses were RMB26.6 million (US$3.7 million) for the first quarter of 2024, accounting for 0.6 times charging services revenues, compared with RMB41.7 million and 1.7 times, respectively, for the same period of 2023. The reduction in costs associated with excess incentives to end-users was attributable to a reduced proportion of platform-based incentives relative to the commission fees we generated through our charging services.

Administrative expenses increased from RMB45.5 million for the first quarter of 2023 to RMB123.0 million (US$17.0 million) for the first quarter of 2024. Setting aside equity-based compensation, administrative expenses increased from RMB31.8 million for the first quarter of 2023 to RMB62.8 million (US$8.7 million) for the first quarter of 2024, primarily due to higher professional fees and office expenses.

Research and development expenses increased from RMB7.8 million for the first quarter of 2023 to RMB21.5 million (US$3.0 million) for the first quarter of 2024. The increase in research and development expenses was primarily due to our continued dedication of resources to innovate and improve our business.

Finance costs

Finance costs increased from RMB7.1 million for the first quarter of 2023 to RMB17.7 million (US$2.5 million) for the first quarter of 2024 because we utilized more borrowings in the first quarter of 2024.

Income tax expenses

Income tax expenses were RMB2.7 million (US$0.4 million) in the first quarter of 2024, compared with income tax expenses of RMB3.1 million for the same period of 2023.

Net loss and non-IFRS net loss attributable to ordinary shareholders; net margin and non-IFRS net margin

Net loss attributable to ordinary shareholders was RMB227.4 million (US$31.5 million) for the first quarter of 2024, compared with a net loss attributable to ordinary shareholders of RMB109.7 million for the same period in 2023. Non-IFRS net loss attributable to ordinary shareholders was RMB126.4 million (US$17.5 million) for the first quarter of 2024, compared with non-IFRS net loss attributable to ordinary shareholders of RMB102.3 million for the same period in 2023. Net margin increased from negative 303% for the first quarter of 2023 to negative 236% for the first quarter of 2024 and non-IFRS net margin increased from negative 283% for the first quarter of 2023 to negative 131% for the first quarter of 2024. See “Non-IFRS Financial Measures” for details.

Non-IFRS Financial Measures

We use non-IFRS measures such as non-IFRS net loss and non-IFRS net margin, non-IFRS net debt and non-IFRS total liabilities to total assets ratio, in evaluating our operating results, financial position and for financial and operational decision-making purposes. We believe that non-IFRS financial measures help identify underlying trends in our business and financial position that could otherwise be distorted by the effect of certain expenses that we include in our results for the period and affect certain instruments convertible to our equity. We believe that non-IFRS financial measures provide useful information about our results of operations and financial position, enhances the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or construed as an alternative to IFRS financial measures or any other measure of performance or as an indicator of our operating performance and financial position. Investors are encouraged to review non-IFRS financial measures and the reconciliation to their most directly comparable IFRS measures. Non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure. Non-IFRS net loss was arrived at after excluding share-based compensation expenses, fair value changes of convertible instruments, and fair value changes of financial assets at fair value through profit or loss. Non-IFRS net margin was calculated by dividing non-IFRS net loss by total revenue.

The table below sets forth unaudited reconciliations of our IFRS and non-IFRS results for the periods indicated:

	For the Three Months Ended
	March 31, 2023	March 31, 2024
(In thousands)	RMB	RMB	US$
Cost of revenues	(30,047)	(71,889)	(9,957)
Share-based compensation expenses	494	3,474	481
Non-IFRS cost of revenues	(29,553)	(68,415)	(9,476)

Selling and marketing expenses	(66,389)	(71,201)	(9,861)
Share-based compensation expenses	4,888	11,971	1,658
Non-IFRS selling and marketing expenses	(61,501)	(59,230)	(8,203)

Administrative expenses	(45,497)	(123,005)	(17,036)
Share-based compensation expenses	13,668	60,250	8,345
Non-IFRS administrative expenses	(31,829)	(62,755)	(8,691)

Research and development expenses	(7,832)	(21,523)	(2,981)
Share-based compensation expenses	1,890	4,621	640
Non-IFRS research and development expenses	(5,942)	(16,902)	(2,341)

Operating loss	(113,111)	(186,595)	(25,844)
Share-based compensation expenses	20,940	80,316	11,124
Non-IFRS operating loss	(92,171)	(106,279)	(14,720)

Recent Developments

•	Charging volume transacted through our network reached 1,216 GWh for the first quarter of 2024, representing an increase of 19% year over year.
•	Gross transaction value transacted through our network reached RMB1.2 billion (US$160.1 million) for the first quarter of 2024, representing an increase of 17% year over year.
•	Number of orders transacted through our network reached 50.3 million for the first quarter of 2024, representing an increase of 13% year over year.
•	We continue to witness a positive trend in our Net Take Rate (NTR) and Gross Take Rate (GTR). NTR measures our return from transactions arising from our mobility connectivity services after adjusting for incentives which are paid to end-users through our partnered platform in the form of discounts and promotions to boost the use of our network. NTR is calculated by taking our gross receipts from transactions, deducting transaction outgoings and incentives, and adding income from membership programs. The result is then expressed as a percentage of the total transaction value. GTR is calculated as the percentage of our commission income derived from the gross transaction value at charging stations, indicating our share of charging stations’ gross income.

•	Effective at the open of business on June 13, 2024 (U.S. Eastern Time), the ratio of our ADSs to our Class A ordinary shares has changed from one ADS to 10 Class A ordinary shares to one ADS to 200 Class A ordinary shares.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Consent of Centurion ZD CPA & Co.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Alex Wu
Name	:	Alex Wu
Title	:	Chief Financial Officer

Date: June 18, 2024